FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: October 31, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2016

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2016

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2016

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended September 30, 2016	653,243	(9.6)	33,785	(45.5)	48,578	(37.7)	36,153	(28.8)
Six months ended September 30, 2015	722,577	1.2	61,949	13.1	78,000	14.5	50,792	16.4

(Note) Comprehensive income:

(3,717) million yen for the six months ended September 30, 2016

34,304 million yen for the six months ended September 30, 2015, (71.6)% of change from previous period

			Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
			Yen	Yen
Six months ended September 30, 2016			98.47	98.47
Six months ended September 30, 2015			138.45	138.45
(2) Consolidated financial condition
	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2016	3,003,680	2,349,341	2,272,857	75.7
March 31, 2016	3,095,049	2,373,762	2,284,264	73.8

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	50.00	—	50.00	100.00
Year ending March 31, 2017	—	50.00	—	50.00	100.00

(Note) Kyocera Corporation has adopted a resolution at the meeting of its Board of Directors held on October 31, 2016 to pay “End of second quarter” dividends (or interim dividends) per share of 50.00 yen for the year ending March 31, 2017. Year-end and annual dividend per share for the year ending March 31, 2017 are the forecasts at the date of the submission of this report.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2017

					(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2017	1,520,000	2.7	110,000	18.7	130,000	(10.7)	85,000	(22.1)	231.52

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the six months ended September 30, 2016.

(Notes)

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2016: None

(2) Adoption of concise quarterly accounting method or procedure: None

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: None

Please refer to the accompanying “2. OTHER INFORMATION” on page 9.

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at September 30, 2016	377,618,580 shares at March 31, 2016

(ii) Number of treasury stock:

9,903,287 shares at September 30, 2016	10,761,503 shares at March 31, 2016

(iii) Average number of shares outstanding:

367,143,045 shares for the six months ended September 30, 2016	366,860,136 shares for the six months ended September 30, 2015

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2016. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Six Months Ended September 30, 2016

Economic Situation and Business Environment

During the six months ended September 30, 2016 (“the first half”), the Japanese economy recovered moderately due to a resurgence in personal consumption and an increase in capital investment. Overseas, the U.S. economy expanded mainly on the back of growth in personal consumption, while the European economy remained sluggish and the growth rate in the Chinese economy continued to be slow. As for exchange rates, the yen appreciated substantially compared with the six months ended September 30, 2015 (“the previous first half”).

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera”), the automotive market remained firm due primarily to an increase in sales in China and Europe. In contrast, in the information and communications markets, component demand slowed except for certain miniaturized high functional components due to continued growth rate stagnation in smartphone shipment volume, in addition to the impact of production adjustments for mobile phones. In the solar energy market, the selling price of solar modules continued to erode worldwide and demand decreased due to the impact of a reduction in purchase price under the feed-in tariff in Japan.

Consolidated Financial Results

Consolidated net sales for the first half decreased by ¥69,334 million, or 9.6%, compared with the previous first half to ¥653,243 million due mainly to the impact of the yen’s appreciation.

Profit from operations for the first half decreased by ¥28,164 million, or 45.5%, to ¥33,785 million, compared with the previous first half. Income before income taxes decreased by ¥29,422 million, or 37.7%, to ¥48,578 million, and net income attributable to shareholders of Kyocera Corporation decreased by ¥14,639 million, or 28.8%, to ¥36,153 million, in both cases for the first half, compared with the previous first half. It should be noted that profit from the sale of assets in the amount of approximately ¥12 billion was recorded in the previous first half.

Average exchange rates for the first half were ¥105 to the U.S. dollar, marking appreciation of ¥17 (13.9%), and ¥118 to the Euro, marking appreciation of ¥17 (12.6%) from the previous first half. As a result, net sales and income before income taxes after translation into yen for the first half were pushed down by approximately ¥63 billion and approximately ¥14 billion compared with the previous first half, respectively.

	Six months ended September 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥722,577	100.0	¥653,243	100.0	¥(69,334)	(9.6)
Profit from operations	61,949	8.6	33,785	5.2	(28,164)	(45.5)
Income before income taxes	78,000	10.8	48,578	7.4	(29,422)	(37.7)
Net income attributable to shareholders of Kyocera Corporation	50,792	7.0	36,153	5.5	(14,639)	(28.8)
Average US$ exchange rate	122	—	105	—	(17)	(13.9)
Average Euro exchange rate	135	—	118	—	(17)	(12.6)

The negative impacts due to changes in foreign currency exchange rates for the first half compared with the previous first half

Sales:	approximately ¥63 billion

Income before income taxes:	approximately ¥14 billion

Note:

It should be noted that profit from the sale of assets in the amount of approximately ¥12 billion was recorded in the previous first half.

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment were on par with the previous first half due to a decline in sales of components for smartphones which was more than enough to offset an increase in sales of automotive components. Operating profit decreased due mainly to the impact of a change in product mix.

2) Semiconductor Parts Group

Sales in this reporting segment decreased compared with the previous first half due to a decline in sales of organic substrates for communications infrastructure which was more than enough to offset firm demand for ceramic packages for optical communications. Operating profit decreased due to the lack of profit from the sale of assets in the amount of approximately ¥12 billion which was recorded in the previous first half, as well as the impact of lower sales.

3) Applied Ceramic Products Group

Sales and operating profit in this reporting segment decreased compared with the previous first half due primarily to a decline in sales in the solar energy business owing to sales price erosion as well as a decline in sales in the cutting tool business reflecting the effect of the yen’s appreciation.

4) Electronic Device Group

Sales and operating profit in this reporting segment decreased compared with the previous first half due to sales price erosion and the impact of the yen’s appreciation, which was more than enough to offset growth in demand for small-sized capacitors and crystal components.

5) Telecommunications Equipment Group

Sales volume decreased compared with the previous first half due to a reduction in production ratio for low-end mobile phones for overseas, which was more than enough to offset growth in demand for distinctive mobile phones with high durability and other unique features. As a result, sales in this reporting segment decreased and operating loss was recorded.

6) Information Equipment Group

Sales in this reporting segment decreased due to the impact of the yen’s appreciation, while sales volume of equipment remaining unchanged from the previous first half. Operating profit increased compared with the previous first half, however, as a result of efforts to reduce costs, including productivity improvements.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥46,945	6.5	¥46,759	7.1	¥(186)	(0.4)
Semiconductor Parts Group	121,335	16.8	117,316	18.0	(4,019)	(3.3)
Applied Ceramic Products Group	113,636	15.7	97,906	15.0	(15,730)	(13.8)
Electronic Device Group	146,211	20.2	135,001	20.7	(11,210)	(7.7)

Total Components Business	428,127	59.2	396,982	60.8	(31,145)	(7.3)
Telecommunications Equipment Group	78,697	10.9	64,832	9.9	(13,865)	(17.6)
Information Equipment Group	162,511	22.5	147,435	22.6	(15,076)	(9.3)

Total Equipment Business	241,208	33.4	212,267	32.5	(28,941)	(12.0)
Others	74,135	10.3	64,108	9.8	(10,027)	(13.5)
Adjustments and eliminations	(20,893)	(2.9)	(20,114)	(3.1)	779	—

Net sales	¥722,577	100.0	¥653,243	100.0	¥(69,334)	(9.6)

Operating Profit (Loss) by Reporting Segment
	Six months ended September 30,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥8,267	17.6	¥6,132	13.1	¥(2,135)	(25.8)
Semiconductor Parts Group	29,602	24.4	9,966	8.5	(19,636)	(66.3)
Applied Ceramic Products Group	8,023	7.1	5,658	5.8	(2,365)	(29.5)
Electronic Device Group	18,411	12.6	10,499	7.8	(7,912)	(43.0)

Total Components Business	64,303	15.0	32,255	8.1	(32,048)	(49.8)
Telecommunications Equipment Group	(5,621)	—	(7,160)	—	(1,539)	—
Information Equipment Group	12,039	7.4	12,867	8.7	828	6.9

Total Equipment Business	6,418	2.7	5,707	2.7	(711)	(11.1)
Others	(1,714)	—	(2,908)	—	(1,194)	—

Operating profit	69,007	9.6	35,054	5.4	(33,953)	(49.2)
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	8,902	—	14,284	—	5,382	60.5
Adjustments and eliminations	91	—	(760)	—	(851)	—

Income before income taxes	¥78,000	10.8	¥48,578	7.4	¥(29,422)	(37.7)

*	% to net sales of each corresponding segment

Note:

Kyocera Chemical Group, formerly included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the previous first half have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of assets was included in the operating profit of the “Semiconductor Parts Group” for the previous first half.

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous first half due mainly to a decline in sales in the Telecommunications Equipment Group.

2) Asia

Sales in Asia decreased compared with the previous first half due primarily to a decline in sales in the Semiconductor Parts Group which were affected by the effect of the yen’s appreciation.

3) United States of America

Sales in the United States of America decreased compared with the previous first half due mainly to the effect of the yen’s appreciation as well as to a decline in sales in the solar energy business.

4) Europe

Sales in Europe decreased compared with the previous first half due mainly to a decline in sales in the Information Equipment Group and the Electronic Device Group which were affected by the effect of the yen’s appreciation.

5) Others

Sales in Others decreased compared with the previous first half due primarily to a decline in sales in the Semiconductor Parts Group and the Information Equipment Group.

	Six months ended September 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥280,703	38.9	¥268,894	41.1	¥(11,809)	(4.2)
Asia	160,411	22.2	141,538	21.7	(18,873)	(11.8)
United States of America	127,482	17.6	109,897	16.8	(17,585)	(13.8)
Europe	122,861	17.0	106,338	16.3	(16,523)	(13.4)
Others	31,120	4.3	26,576	4.1	(4,544)	(14.6)

Net sales	¥722,577	100.0	¥653,243	100.0	¥(69,334)	(9.6)

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2016 decreased by ¥56,250 million to ¥317,770 million from ¥374,020 million at March 31, 2016.

1) Cash flows from operating activities

Net cash provided by operating activities for the first half decreased by ¥14,274 million to ¥73,034 million from ¥87,308 million for the previous first half. This was due mainly to a decrease in net income.

2) Cash flows from investing activities

Net cash used in investing activities for the first half increased by ¥5,478 million to ¥82,684 million from ¥77,206 million for the previous first half. This was due mainly to an increase in acquisition of time deposits, which exceeded an increase in withdrawal of time deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the first half decreased by ¥662 million to ¥27,853 million from ¥28,515 million for the previous first half. This was due mainly to a decrease in year-end dividends paid.

	Six months ended September 30,
	2015	2016
	(Yen in millions)
Cash flows from operating activities	¥87,308	¥73,034
Cash flows from investing activities	(77,206)	(82,684)
Cash flows from financing activities	(28,515)	(27,853)
Effect of exchange rate changes on cash and cash equivalents	(1,841)	(18,747)
Net decrease in cash and cash equivalents	(20,254)	(56,250)
Cash and cash equivalents at beginning of period	351,363	374,020
Cash and cash equivalents at end of period	¥331,109	¥317,770

(3) Interim dividend for the year ending March 31, 2017

Kyocera Corporation has adopted a basic guideline to the effect that dividend amounts will in principle be within the amount of net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated payout ratio of around 40%. Kyocera Corporation has resolved that its interim dividend for the year ending March 31, 2017 will be 50 yen per share, in accordance with such basic policy.

Kyocera Corporation forecasts payment of its year-end dividend for the year ending March 31, 2017 in the amount of 50 yen per share, and therefore has not changed its annual dividend forecast of 100 yen per share as previously announced.

(4) Consolidated Financial Forecasts for the Year Ending March 31, 2017

For the three months ending December 31, 2016 and thereafter, although there are some uncertainties regarding the demand trend for smartphone components, sales of the solar energy business, principally for domestic industrial use, are expected to increase and, in addition, in the equipment business, sales expansion is expected as a result of launches of new products and aggressive sales activity. Based on those expectations, Kyocera maintains its consolidated financial forecasts with respect to the sales and profit as announced in April 27, 2016.

In addition, Kyocera has revised its forecast of average exchange rates for the second half of the year ending March 31, 2017 from the July projection of ¥105 to ¥102 against the U.S. dollar, and from ¥115 to ¥112 against the Euro. As a result, full-year forecasts of average exchange rates for the year ending March 31, 2017 have been revised to ¥104 to the U.S. dollar and ¥115 to the Euro.

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017		Increase (Decrease) to Results
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥40,373	2.7
Profit from operations	92,656	6.3	110,000	7.2	17,344	18.7
Income before income taxes	145,583	9.8	130,000	8.6	(15,583)	(10.7)
Net income attributable to shareholders of Kyocera Corporation	109,047	7.4	85,000	5.6	(24,047)	(22.1)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2016 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2016		September 30, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥374,020		¥317,770		¥(56,250)
Short-term investments in debt securities	101,566		88,478		(13,088)
Other short-term investments	213,613		229,207		15,594
Trade notes receivables	22,832		19,664		(3,168)
Trade accounts receivables	266,462		239,644		(26,818)
Less allowances for doubtful accounts and sales returns	(5,278)		(5,374)		(96)
Inventories	327,875		316,334		(11,541)
Other current assets	133,671		118,819		(14,852)

Total current assets	1,434,761	46.4	1,324,542	44.1	(110,219)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,131,403		1,167,447		36,044
Other long-term investments	20,130		21,703		1,573

Total investments and advances	1,151,533	37.2	1,189,150	39.6	37,617

Property, plant and equipment:
Land	59,914		59,231		(683)
Buildings	344,087		337,373		(6,714)
Machinery and equipment	841,895		828,328		(13,567)
Construction in progress	18,314		18,640		326
Less accumulated depreciation	(999,723)		(979,115)		20,608

Total property, plant and equipment	264,487	8.5	264,457	8.8	(30)

Goodwill	102,599	3.3	98,999	3.3	(3,600)
Intangible assets	59,106	1.9	53,721	1.8	(5,385)
Other assets	82,563	2.7	72,811	2.4	(9,752)

Total non-current assets	1,660,288	53.6	1,679,138	55.9	18,850

Total assets	¥3,095,049	100.0	¥3,003,680	100.0	¥(91,369)

	March 31, 2016		September 30, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥5,119		¥632		¥(4,487)
Current portion of long-term debt	9,516		8,020		(1,496)
Trade notes and accounts payable	115,644		111,471		(4,173)
Other notes and accounts payable	82,758		48,987		(33,771)
Accrued payroll and bonus	59,959		59,907		(52)
Accrued income taxes	22,847		6,251		(16,596)
Other accrued liabilities	43,525		42,265		(1,260)
Other current liabilities	28,464		26,792		(1,672)

Total current liabilities	367,832	11.9	304,325	10.1	(63,507)

Non-current liabilities:
Long-term debt	18,115		15,001		(3,114)
Accrued pension and severance liabilities	46,101		42,391		(3,710)
Deferred income taxes	271,220		274,349		3,129
Other non-current liabilities	18,019		18,273		254

Total non-current liabilities	353,455	11.4	350,014	11.7	(3,441)

Total liabilities	721,287	23.3	654,339	21.8	(66,948)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,844		165,147		2,303
Retained earnings	1,571,002		1,588,812		17,810
Accumulated other comprehensive income	469,803		435,487		(34,316)
Common stock in treasury, at cost	(35,088)		(32,292)		2,796

Total Kyocera Corporation shareholders’ equity	2,284,264	73.8	2,272,857	75.7	(11,407)

Noncontrolling interests	89,498	2.9	76,484	2.5	(13,014)

Total equity	2,373,762	76.7	2,349,341	78.2	(24,421)

Total liabilities and equity	¥3,095,049	100.0	¥3,003,680	100.0	¥(91,369)

Note: Accumulated other comprehensive income is as follows:
	March 31, 2016		September 30, 2016		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥517,190		¥536,887		¥19,697
Net unrealized losses on derivative financial instruments		(488)		(474)	14
Pension adjustments		(42,648)		(41,380)	1,268
Foreign currency translation adjustments		(4,251)		(59,546)	(55,295)

Total	¥469,803		¥435,487		¥(34,316)

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Six months ended September 30,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥722,577	100.0	¥653,243	100.0	¥(69,334)	(9.6)
Cost of sales	531,517	73.6	488,049	74.7	(43,468)	(8.2)

Gross profit	191,060	26.4	165,194	25.3	(25,866)	(13.5)
Selling, general and administrative expenses	129,111	17.8	131,409	20.1	2,298	1.8

Profit from operations	61,949	8.6	33,785	5.2	(28,164)	(45.5)

Other income (expenses) :
Interest and dividend income	13,765	1.9	15,903	2.4	2,138	15.5
Interest expense	(769)	(0.1)	(1,385)	(0.2)	(616)	—
Foreign currency transaction gains, net	2,034	0.3	(238)	(0.0)	(2,272)	—
Gains on sales of securities	—	—	103	0.0	103	—
Other, net	1,021	0.1	410	0.0	(611)	(59.8)

Total other income (expenses)	16,051	2.2	14,793	2.2	(1,258)	(7.8)

Income before income taxes	78,000	10.8	48,578	7.4	(29,422)	(37.7)
Income taxes	24,296	3.4	10,302	1.5	(13,994)	(57.6)

Net income	53,704	7.4	38,276	5.9	(15,428)	(28.7)
Net income attributable to noncontrolling interests	(2,912)	(0.4)	(2,123)	(0.4)	789	—

Net income attributable to shareholders of Kyocera Corporation	¥50,792	7.0	¥36,153	5.5	¥(14,639)	(28.8)

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥138.45		¥98.47
Diluted	138.45		98.47
Average number of shares of common stock outstanding:
Basic	366,860		367,143
Diluted	366,860		367,143

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Six months ended September 30,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥53,704	¥38,276	¥(15,428)

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	(14,083)	19,660	33,743
Net unrealized gains (losses) on derivative financial instruments	(31)	28	59
Pension adjustments	(814)	1,395	2,209
Foreign currency translation adjustments	(4,472)	(63,076)	(58,604)

Total other comprehensive income (loss)	(19,400)	(41,993)	(22,593)

Comprehensive income (loss)	34,304	(3,717)	(38,021)
Comprehensive income (loss) attributable to noncontrolling interests	(2,883)	5,644	8,527

Comprehensive income attributable to shareholders of Kyocera Corporation	¥31,421	¥1,927	¥(29,494)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.